Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 8
DATED FEBRUARY 28, 2007
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 8 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “SUMMARY — Recent Developments,” “BUSINESS — Recent Developments,” “MANAGEMENT— Executive Officers and Directors” and “MANAGEMENT— Employment Agreements”  as described below.  You should read this Supplement No. 8 together with our prospectus and other prospectus supplements.

SUMMARY

This section amends the section contained in the prospectus under the heading “SUMMARY” and subheading “Recent Developments” which begins on page 3 of the prospectus by adding the following paragraphs to the end of the section.

On December 12, 2006, we entered into separate legal agreements with the holders of $25 million of our Series A Convertible Preferred Stock, pursuant to which each holder agreed to convert all of its shares of preferred stock into an aggregate of 12.5 million shares of our common stock. The $2.00 per share conversion rate was established at the time the preferred stock was purchased by such investors in March 2006. As an inducement to effect the conversions, we issued additional warrants (“Warrants”) to the converting holders, exercisable for five years, to purchase up to an aggregate of 2,000,005 shares of common stock at an exercise price of $3.05 per share and an aggregate of 1,000,002 shares of common stock at an exercise price of $4.00 per share. The exercise prices and the number of shares underlying the Warrants are subject to adjustment in certain instances. As of February 28, 2007, all of our institutional holders of preferred stock have converted to common stock. As a result, there are no shares of preferred stock outstanding. Following the final conversion on February 28, 2007, 67,366,350 shares of common stock were outstanding. Further, we agreed with each converting holder to file, within 60 business days following demand from any holder of the Warrants, a registration statement covering the shares of common stock issuable upon the exercise of the Warrants issued to such holder. If the registration statement is not filed within 60 days after demand or does not become effective within 120 days following such demand, then we may be subject to monetary penalties of up to $500,000 in the aggregate.

On February 16, 2007, George Douaire’s voluntary resignation became effective. Mr. Douaire was the president of our Consumer Services division. No replacement was appointed.

BUSINESS

This section amends the discussion contained in the prospectus under the heading “BUSINESS” and subheading “Recent Developments” which begins on page 23 of the prospectus by adding the following paragraph to the end of the section.

Recent Developments

On February 16, 2007, George Douaire’s voluntary resignation became effective. Mr. Douaire was the president of our Consumer Services division. No replacement was appointed.

Agreement to Convert Preferred Stock

On December 12, 2006, we entered into separate legal agreements with the holders of $25 million of our Series A Convertible Preferred Stock, pursuant to which each holder agreed to convert all of its shares of preferred stock into an aggregate of 12.5 million shares of our common stock. The $2.00 per share conversion rate was established at the time the preferred stock was purchased by such investors in March 2006. As an inducement to effect the conversions, we issued additional warrants (“Warrants”) to the converting holders, exercisable for five years, to purchase up to an aggregate of 2,000,005 shares of common stock at an exercise price of $3.05 per share and an aggregate of 1,000,002 shares of common stock at an exercise price of $4.00 per share. The exercise prices and the number of shares underlying the Warrants are subject to adjustment in certain instances. As of February 28, 2007, all of our institutional holders of preferred stock have converted to common stock. As a result, there are no shares of preferred stock outstanding. Following the final conversion on February 28, 2007, 67,366,350 shares of common stock were outstanding. Further, we agreed with each converting holder to file, within 60 business days following demand from any holder of the Warrants, a registration statement covering the shares of common stock issuable upon the exercise of the Warrants issued to such holder. If the registration statement is not filed within 60 days after demand or does not become effective within 120 days following such demand, then we may be subject to monetary penalties of up to $500,000 in the aggregate.

MANAGEMENT

This section amends the discussion contained in the prospectus under the heading “MANAGEMENT” which begins on page 48 of the prospectus by adding the following two sentences to the end of the section subheaded “Executive Officers and Directors” which begins of page 48 of the prospectus and by adding the following paragraph to the end of the section subheaded “Employment Agreements” which begins of page 54 of the prospectus.

Executive Officers and Directors

On February 16, 2007, George Douaire’s voluntary resignation became effective. No replacement was appointed.

Employment Agreements

Effective February 16, 2007, we entered into a separation agreement with George Douaire pursuant to which Mr. Douaire ceased serving as the president of our Consumer Services division. We do not believe that this separation agreement with Mr. Douaire is material to us. Mr. Douaire is prohibited from competing with the Company for one year.

2